Exhibit 12

The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Millions)
Earnings:
Income (loss) from continuing operations before income taxes (2)	$(375)	$(1,713)	$3,584	$1,080	$1,289
Less: Equity earnings	(397)	(335)	(144)	(134)	(111)
Income (loss) from continuing operations before income taxes and equity earnings (2)	(772)	(2,048)	3,440	946	1,178
Add:
Fixed charges:
Interest incurred (1)	1,217	1,118	888	611	568
Rental expense representative of interest factor	11	10	9	11	11
Total fixed charges	1,228	1,128	897	622	579
Distributed income of equity-method investees	739	617	409	245	161
Less:
Interest capitalized	(38)	(74)	(141)	(101)	(59)
Total earnings as adjusted (2)	$1,157	$(377)	$4,605	$1,712	$1,859
Fixed charges	$1,228	$1,128	$897	$622	$579
Ratio of earnings to fixed charges	0.94	*	5.13	2.75	3.21

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Operations.

(2)
Includes a $2.544 billion non-cash gain in 2014 resulting from remeasuring our previous equity-method investment in ACMP to its preliminary acquisition-date fair value in conjunction with accounting for the ACMP Acquisition.

* Earnings were inadequate to cover fixed charges by $1,505 million for 2015.